ARM and SMIC Broaden IP Partnership with 28nm Process for Mobile and Consumer Applications

Collaboration provides access to innovative IP for high-performance SoC designs

SHANGHAI, Feb. 9, 2014 /PRNewswire/ — ARM and SMIC (NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced an agreement to offer the ARM® Artisan® physical IP platform for SMIC’s 28nm poly SiON (PS) process to provide high-performance, high-density and low-power technologies for SoC designs.

Under the agreement, ARM will provide a comprehensive physical IP platform for advanced process technology that supports a wide range of consumer applications targeting the fast-growing smartphone, tablet, wireless and digital home markets.

“SMIC is pleased to offer access to the popular ARM Artisan standard cells and next-generation memory compilers,” said Dr. Tianshen Tang, senior vice president of SMIC’s Design Service Center. “Strengthening our collaboration with ARM enables optimized implementation of cost- and power-sensitive SoCs for our customers.”

“ARM Artisan standard cells and memory compilers deliver the features, quality and rigorous silicon validation that customers demand to achieve fast time-to-market,” said Dipesh Patel, executive vice president and general manager, Physical Design Group, ARM. “Extending our collaboration with SMIC on the 28nm PS process demonstrates ARM’s commitment to provide the best SoC implementations at leading foundries.”

ARM Physical IP Platform

The ARM Artisan physical IP platform for SMIC’s 28nm poly SiON (PS) process provides the building blocks to implement a wide range of performance and area optimized, low-power SoCs designs. ARM’s silicon-proven IP platform offers a comprehensive set of memory compilers, standard cells and logic, and general-purpose interface products that meet the most demanding performance and power requirements for mobile communications and computing.

ARM’s standard cell libraries and memory compilers incorporate multi-channel and mixed Vtfeatures to enable a wide performance and power spectrum taking advantage of the performance and power range of SMIC’s leading-edge poly SiON process. These features ensure that power budgets for performance-critical SoC designs can be met.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

SafeHarbor Statements

 (Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 15, 2013, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

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Find out more about ARM by following these links:
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ARM, Artisan and Cortex are registered trademarks of ARM Limited. Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

ARM Contact Information:

Phil Hughes
Tel: +1-512-330-1844
Email: phil.hughes@arm.com

SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com